UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
459 Hamilton Ave, Ste. 306	McDermott Will & Emery LLP
Palo Alto, CA 94301	444 West Lake Street, Suite 4000
646.629.9838	Chicago, IL 60606
312.371.2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,705,445 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2023.

CUSIP No. G5920M100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
1,992,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,711,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
719,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 7 of 10 Pages

Item 1. Security and Issuer

This Amendment No. 5 (the “Amendment”) hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2023 (the “Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 21, 2023 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 25, 2023 (the “Amendment No. 3”), and Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 29, 2023 (the “Amendment No. 4”, and together with the Amendment, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”). The Amendment relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. The Reporting Persons previously reported their beneficial ownership of Ordinary Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2023. The Reporting Persons have filed this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

On October 10, 2023 (the “Closing Date”), the Company issued a senior secured promissory note to RP Ventures LLC (“RP Ventures”), a Delaware limited liability company, in the principal amount of $26.5 million (the “Note”). Michael Fanfant, a shareholder in Runa Capital II (GP) and Runa Capital Opportunity I (GP), is the manager and the sole member of RP Ventures. In connection with the execution of the Note, the Reporting Persons made a statement withdrawing the proposal to acquire the Company described in Amendment No. 1 to the Schedule 13D (the “Note Announcement”).

Pursuant to the terms of the Note, Yakov “Jack” Zubarev and Michael Fanfant were appointed to the Board of Directors of the Company (the “Board”) as Class II and I directors, respectively, with terms ending at the 2026 annual general meeting of shareholders and 2024 annual general meeting of shareholders, respectively (the “New Board Members”). Jack Zubarev is the brother of Ilya Zubarev, a shareholder in Runa Capital II (GP) and Runa Capital Opportunity I (GP) and one of four members of the investment committee in each of these entities that make all investment and voting decisions relating to the Ordinary Shares held by the Reporting Persons. Both Jack Zubarev and Michael Fanfant are U.S. citizens. None of the members of the investment committee individually is deemed to have beneficial ownership over the Ordinary Shares.

The Note provides that within five (5) business days after the Closing Date, the Company will retain a Chief Restructuring Officer to provide financial and operational services that must be satisfactory to RP Ventures. The Chief Restructuring Officer will report directly to the New Board Members. Further, as required by the Note, on the Closing Date, Harold Berenson, Alexander Suh, Christine Russell, and Theodore Wang resigned from the Board, and the size of the Board was fixed at four (4) directors.

The Note restricts the Company from pursuing or accepting any offer with respect to any recapitalization, reorganization, merger, business combination, purchase, sale, loan, notes issuance, issuance of other indebtedness or other financing or similar transaction, or to any acquisition by any person or group, which would result in any person or group becoming the beneficial owner of 2% or more of any class of equity interests or voting power or consolidated net income, revenue or assets, of the Company, in each case other than with RP Ventures or Runa Capital Fund II, L.P. until January 10, 2024.

The Note bears interest at the rate of ten percent (10%) per annum and will mature on the earlier of (i) January 10, 2024, (ii) the occurrence of a Change of Control (as defined in the Note), and (iii) the date on which the Note is otherwise declared due and payable pursuant to its terms. A portion of the proceeds of the Note were used by the Company to repay all amounts outstanding under loan to the Company from the European Investment Bank (the “EIB Loan”), with the remaining proceeds to be used to pay certain Note-related expenses, including expenses of RP Ventures and Runa Capital Fund II, L.P., and for working capital purposes as approved by the Company’s Board. The Company paid RP Ventures a nonrefundable funding fee of $132,500, and has agreed to pay or reimburse RP Ventures and Runa Capital Fund II, L.P. for their out-of-pocket expenses related to the Note transaction. The Note contains certain customary representations and warranties and covenants of the Company. In addition, the Company has agreed to, among other things, provide to RP Ventures certain financial information, maintain minimum aggregate liquidity in an amount to be agreed upon after the Closing Date by the Board and RP Ventures, and make disbursements and collect receivables based on budget amounts.

CUSIP No. G5920M100	Page 8 of 10 Pages

The Note limits the ability of the Company to, among other things, (i) incur indebtedness, (ii) create certain liens, (iii) declare or distribute dividends or make certain other restricted payments, (iv) be party to a merger, consolidation, division or other fundamental change, (v) transfer, sell or lease Company assets, (vi) make certain modifications to the Company’s organizational documents or indebtedness, (vii) engage in certain transactions with affiliates, (viii) change the Company’s business, accounting or reporting practices, name or jurisdiction or organization, (ix) establish new bank accounts, and (x) establish or acquire any subsidiary. In addition, without RP Ventures’ prior consent, the Company will be restricted in, among other things, taking part in transactions outside of the ordinary course of its existing business, making certain payments, or issuing equity interests.

The Note provides for customary events of default, including for, among other things, payment defaults, breach of representations and certain covenants, cross defaults, insolvency, dissolution and bankruptcy, certain judgments against the Company, and material adverse changes. In the case of an event of default, RP Ventures may demand immediate repayment by the Company of all or part of the amounts outstanding, if any, under the Note.

In connection with issuance of the Note, the Company and MariaDB USA. Inc. and certain other of the Company’s subsidiaries (the “Guarantors”) entered into a Guarantee and Collateral Agreement, pursuant to which the Company and each Guarantor pledged substantially all of their respective assets as collateral for the Note and each Guarantor guaranteed to RP Ventures the payment of all obligations arising from the Note.

The foregoing descriptions of the Note and the Note Announcement are qualified in their entirety by reference to the full text of the Note and the Note Announcement, copies of which are attached hereto as Exhibit 99.9 and Exhibit 99.10 to this Amendment and are incorporated herein by reference.

The Reporting Persons and their respective representatives may engage, from time to time, in discussions with the Issuer’s management and/or the Issuer’s Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, financings, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and may engage and/or intend to engage, from time to time, in discussions with other current or prospective holders of Ordinary Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Ordinary Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), shareholders, providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, financings, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other shareholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

CUSIP No. G5920M100	Page 9 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other shareholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Except as set forth in the Schedule 13D, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, and in light of their ongoing evaluation of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Persons’ need for liquidity, and other future developments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (previously filed with the Original Schedule 13D)
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D)
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with the Amendment No. 1 to Schedule 13D)
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2)
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc (previously filed with Amendment No. 3)
99.6	Statement by Runa Regarding Corporate Governance Concerns at MariaDB plc and Shareholder Engagement (previously filed with Amendment No. 4)
99.7	Statement Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 4)
99.8	Opening Position Disclosure Under Rule 8.1(a) and (b) of The Irish Takeover Panel Act, 1997, Takeover Rules, 2022 by an Offeror or an Offeree (previously filed with Amendment No. 4)
99.9	Senior Secured Promissory Note, dated October 10, 2023, by MariaDB plc in favor of RP Ventures LLC.
99.10	Statement by Runa Capital II (GP) No Intention to Make an Offer for MariaDB plc and Potential Bridge Loan of up to US$26.5 Million

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

October 13, 2023

Runa Capital Fund II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr